OFFERING STATEMENT

(EXHIBIT TO SEC FORM C)

July 13 2020

Varsity Hype, LLC





Contents





Introduction

This Offering Statement (this "**Disclosure**") is provided solely to prospective investors through the Crowdfunding Portal provided at www.letslaunch.com and any subdomain thereof (the "**Portal**") and operated by Pitch Venture Group LLC d/b/a LetsLaunch, a Delaware limited liability company ("**LetsLaunch**"), for the sole purpose of evaluating investments in certain securities ("**Securities**") offered by **Varsity Hype, LLC**, a Delaware limited liability company ("**Varsity Hype**", the "**Company**" or the "**Issuer**"). The Securities, in the form of Membership Units at a price of **$1.00 (one dollar) per membership unit** (each, a "**Share**" and together, the "**Shares**"), will be issued pursuant to, and will be governed by, a stocks subscription agreement (the "**SA**") between the Issuer and the purchasers of the Securities.

The Issuer is seeking to raise a target of **USD $200,000** and a maximum of **USD $1,000,000** through the offering and sale of Securities on the Portal (the "**Offering**") in reliance on the exemption from registration pursuant to Section 4(a)(6) of the U.S. Securities Act of 1933 and the associated regulations thereto ("**Regulation Crowdfunding**").

Investments, including crowdfunding investments, involve risk. An investor should not invest any funds in this Offering unless he or she is willing and can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The Securities have not been recommended or approved by any Federal of State securities commission or regulatory authority, nor have they been recommended or approved by the Portal. The U.S. Securities and Exchange Commission (the "**SEC**") does not pass upon the merits or terms of any Securities offered, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities are exempt from registration. Prospective investors should not interpret the contents of this Disclosure or any information provided on the Portal as legal, accounting, tax, regulatory, investment or other advice. Prospective investors should consult their own advisors regarding the Securities.

The Securities may not be transferred to any investor during the one (1) year period beginning when the Securities are issued, unless the Securities are transferred: (i) to an "accredited investor" as defined in Rule 501(a) of SEC Regulation D; (ii) to the Issuer; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. There is no available secondary market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities.

No other person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in the Disclosure. To invest in the Securities, each prospective investor will be required to: (i) create an account



with the Portal, (ii) make representations regarding the investor's investment eligibility and understanding of the risks involved in investing in the Securities, and (iii) execute the SA.

Certain information contained in this Disclosure constitutes "forward looking statements" that can be identified by the use of certain forward-looking terminology, including "may", "will", "should", "expect", "anticipate", "estimate", "intent", "continue" or "believe" or the negatives or variations thereof. Any forecasts or other estimates in this Disclosure, including estimates of returns or performance, are "forward-looking statements" and are prospective in nature, based upon certain assumptions that may change. Due to the various risks and uncertainties, actual events or results or the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Issuer or the Portal. NEITHER THE DELIVERY OF THIS DISCLOSURE AT ANY TIME NOR ANY SALE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT OR VERIFIED BY THE PORTAL AS OF ANY TIME AFTER THE EARLIER OF THE RELEVANT DATE SPECIFIED HEREIN OR THE DATE OF THIS DISCLOSURE OR THE DATE OF THE OFFERING.



Summary of Offering

The following is a summary of the terms of the Offering. This summary does not purport to be complete and is qualified in its entirety by reference for the remainder of this Disclosure, information provided on the Portal, and the SA.

The Securities offered for sale by the Issuer on the Portal are governed by the SA, which is an agreement between an investor and the Issuer, under which the investor agrees to invest in the Issuer pursuant to the terms therein. **By investing in the Securities, investors do not have any voting or management rights with respect to the Issuer.**

Target Offering Amount	The minimum amount that must be raised for the Offering to close and for Securities to be issued is **USD $200,000.00**
Maximum Offering Amount	**USD $1,000,000.00**
Offering Period	The Offering will close at 11:59 PM on **30th day of October 2020**. In certain cases, the Issuer may choose to accelerate the end of the Offering Period, as discussed in this Disclosure.
Shares Offered	**200,000** total Shares are being offered by the Issuer. In the event the Target Offering Amount is raised prior to the end date of the Offering Period, further Shares will be offered and sold until either the Maximum Offering Amount is reached or the Offering Period ends.
Price per Share	**$1.00**
Valuation	The valuation of the Issuer prior to the issuance of Securities sold in this Offering is **USD $5,000,000.00.**
Voting Rights	These Securities are non-voting Securities, meaning investors will have no financial or operational control of the business.
Minimum Investment	$250.00

Investment, Escrow and Closing Process

Investors seeking to make an investment in Securities offered by the Issuer will:

1. Create an account on the LetsLaunch Portal

2. Click "Invest" on the Offering made available on the Portal



3. Be asked to enter certain required information, including the investor's annual income and net worth, which will be used to determine an investment limit for each investor

4. Make certain representations regarding the investor's understanding of the Offering and the risks associated with crowdfunding

5. Input the amount the investor wishes to invest in Securities offered by the Issuer

6. Execute the SA via digital signature.

When the issuer confirms their investment amount, the investor will contribute their committed investment amount into a designated escrow account for the Offering.

Once the Target Offering Amount has been raised and the Offering Period has ended, the committed investment amounts will be released from escrow upon the Issuer's satisfaction with the terms and conditions set forth in the SA. At this point, the Offering will be deemed to have been successfully closed (the "**Closing**") and the executed SA and any other applicable documents will be provided to the investor and the Issuer. The Issuer will grant the promised Securities to the investor, as stated in the SA.

Cancelation of Investment Commitment

Investors may cancel an investment commitment until forty-eight (48) hours prior to the end of the Offering Period identified in this Disclosure. If an investor does not cancel an investment commitment before the forty-eight (48)-hour period prior to the end of the Offering Period and the Target Offering Amount has been met, the funds will be released to the Issuer upon Closing and the investor will receive Securities in exchange for his or her investment, as specified in the SA. LetsLaunch will notify investors when the Target Offering Amount has been met. If the Issuer reaches the Target Offering Amount prior to the end of the Offering Period identified in this Disclosure, the Issuer may close the offering early if it provides notice about the new offering deadline at least five (5) business days prior to such new offering deadline (absent a Material Change, as defined in the next section, that would require an extension of the offering and reconfirmation of the investment commitment). If the Issuer does not raise at least the Target Offering Amount through this Offering on the Portal, no Securities will be sold in this Offering. In this case, investment commitments will be canceled, and funds will be returned to the investors.

Material Changes to the Offering

If the Issuer makes a material change ("**Material Change**") to the Offering, investors will be notified of such a change by the Portal. In the event of a Material Change, investment commitments will be canceled unless the investor reconfirms the investment commitment within five (5) business days of the notification. Investment commitments can be reconfirmed on the Investor Dashboard provided by the Portal. If the investor does not reconfirm the investment commitment, the investment commitment will be canceled, the investor will receive a notice of cancelation from the Portal and funds will be returned.

Restrictions on Transfer or Sale of Securities

The Securities may not be transferred to any investor during the one (1) year period beginning when the Securities are issued, unless the Securities are transferred: (i) to an "accredited investor" as defined in Rule 501(a) of SEC Regulation D; (ii) to the Issuer; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a



trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. There is no available secondary market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities.

Note: the term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any such categories, at the time of the sale of the Securities to that person. The term "member of the family of the investor or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of the investor, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Escrow Agent / Paying Agent

The Portal's Escrow and Paying Agent is North Capital Private Securities Corporation (the "**Agent**"), a registered broker-dealer, member of FINRA and SIPC, located at 623 E Fort Union Blvd, Suite 101, Midvale, UT 84047. All funds transacted on the Portal are controlled and transacted by the Agent.

LetsLaunch Compensation

LetsLaunch charges zero fees to open an account on the Portal or to make an investment in Securities offered on the Portal. Issuers that conduct an Offering on the Portal are charged a fee of 3% of the total Offering Amount, provided that the Target Offering Amount is raised prior to the end date of the Offering Period.   Issuers are also charged fees for Bad Actor checks and Escrow account set up by third party companies. These fees are not considered as compensation to LetsLaunch.

Perks and Rewards

The issuer is not offering perks and rewards associated with this Offering.

Issuer Representations and Warrant

The Issuer certifies that all of the following statements are true for the Issuer:

1. It is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

2. It is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

3. It is not an investment company registered or required to be registered under the Investment Company Act of 1940.

4. It is not ineligible to rely on this exemption under Regulation Crowdfunding as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

5. It and its predecessors have filed with the SEC and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two (2) years immediately preceding the filing of this Disclosure.



6. It is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Business Plan

Company Overview

Varsity Hype was officially launched on April 1, 2020 with the objective of delivering a robust and user-friendly video content management solution to the youth and high school sports sector. Varsity Hype, which we launched 18 months ago as a beta product under the name VYPE Replay, was created to solve two major problems: sports video analytics software is currently too expensive to be accessible to many in the entire youth and high school sports world and, more importantly, the systems that are currently available are complicated and not user-friendly.

The origin of our idea dates back to December 2016 when our Founder and CEO Jorge Ortiz founded GameDay Films, a video company focused on providing the youth and high school sector with video-capturing solutions. By growing this company, Ortiz was able to gain exposure to this sector and learn firsthand from the parents, coaches, athletes, and organizations exactly what their sports video needs are. Ortiz and his team were able to grow GameDay Films to cover the entire state of Texas, capturing more than 13,000 sporting events across different age groups and sports until the company was ultimately acquired by VYPE Media ("the ESPN of high school sports") in October 2018. During their tenure growing GameDay Films, Ortiz and his team experienced firsthand how the existing video management platforms were getting it right and, more importantly, getting it wrong.

Following VYPE Media's acquisition of GameDay Films, Ortiz started developing VYPE Replay, the beta version of what would ultimately become Varsity Hype. After using VYPE Replay to test the market, Ortiz concluded that the youth and high school sports sector needs a simpler and more economical alternative to the current products. The beta version has enjoyed growing success (amassing more than 6000 users throughout the city of Houston) and has allowed the Varsity Hype team to gather the necessary information in order to release a new product that people will not only be happy with but willingly pay for.

The Varsity Hype founding team has spent the last couple of years learning about the intersection of youth sports and technology. The team is comprised of coaches, tech nerds, athletes, youth sports parents, and sport enthusiasts looking to create value in a community that is meaningful to them because they are a part of it. The Varsity Hype team is excited to launch their Software as a Service product and take on the Texas market and beyond.

Products and Services

Varsity Hype was founded to challenge the status quo in sports video. We built our product with the mindset that the perfect sports video and analytics platform should be uncomplicated, accessible and affordable. Varsity Hype prioritizes delivering a solution to every sport at every level without sacrificing functionality or costing a stadium full of money. Period.



Our approached lead us to create the following initial product offerings and revenue streams:

- Team subscriptions
- League subscriptions
- School subscriptions
- Individual subscriptions
- Freemium Sign Ups
- Sponsorship and Advertising Partners

Please see the details for each of our offerings below:

Team subscriptions (ARR): Team subscriptions allow youth and high school teams to utilize our video sharing, review, and interaction platform for a season (6 months) or a year (12 months). This product allows teams the ability to create a secure network for all team members (fans, athletes, trainers, coaches, and admins) to interact with their footage and utilize our tech stack to improve their teams performance. Specific product offerings:

- Any sport at any level of competition.
- Team customization (colors and logos).
- Unlimited team footage uploaded.
- 1080HD streaming.
- Unlimited user invites.
- Video Exchange with other teams within Varsity Hype and outside Varsity Hype.
- Video Annotations.
- Highlight Creator.
- Playlist Creator.
- Team communication within the app.
- Athlete Specific Profiles.
- Coaches Specific Profiles.

League subscriptions (ARR): League subscriptions allow youth leagues to utilize our video sharing, review, and interaction platform for a season (6 months) or a year (12 months). This product allows leagues the ability to create a secure network for all of its divisions and the teams associated with each specific competition level and control it all from one secure location. League administrators are able to assign administrators for each division and each specific team within each division in order to manage video sharing rules and their league properly. Team will have the ability to include fans, athletes, trainers, coaches, team managers, team moms, and admins to interact with their footage and utilize our tech stack to improve their performance and interact with their season. Specific product offerings:

- Any sport at any level of competition.
- League page is completely customizable (colors and logos).
- Divisional pages are completely customizable (colors and logos).
- Team pages are completely customizable (colors and logos).
- Unlimited footage uploaded at the team, division, and league level.



- 1080HD streaming.
- Unlimited user invites at the team, division, and league level.
- Video Exchange among divisional opponents and league.
- Video Annotations.
- Highlight Creator.
- Playlist Creator.
- League, division, and team communication within the app.
- Athlete Specific Profiles.
- Coaches Specific Profiles.

School subscriptions (ARR): School subscriptions allow schools' athletic programs to utilize our video sharing, review, and interaction platform for a season (6 months) or a year (12 months). This product allows schools the ability to create a secure network for all of the sports it offers its student body and the teams associated with each specific sport and control it all from one location. School administrators are able to assign administrators for each sport and each specific team within each sport in order to manage the entire school network. Teams within the school network will have the ability to invite fans, athletes, trainers, coaches, and admins to interact with their footage and utilize our tech stack to improve their performance. Schools will have the option to include one sport or all of their sports in through this product depending on their needs and wants. Specific product offerings:

- Any sport at any level of competition.
- School pages are completely customizable (colors and logos) and verified through our system.
- Sport pages are completely customizable (colors and logos).
- Team pages are completely customizable (colors and logos).
- Unlimited footage uploaded at the team, sport, and school level.
- 1080HD streaming.
- Unlimited user invites at the team, sport, and school level.
- Video Exchange with other teams within Varsity Hype and outside Varsity Hype.
- Video Annotations.
- Highlight Creator.
- Playlist Creator.
- School, sport, and team communication within the app.
- Athlete Specific Profiles.
- Coaches Specific Profiles.
- Verified School Profiles.

Individual subscriptions (MRR): Individual subscriptions allow individuals (fans, athletes, coaches, admins) to continue to access any team, league, and school footage and content even after those subscriptions have expired and were not renewed. Our goal is to give the user the ability to continue to have freedom within our platform without needing to be tied to a specific team, league, or school all for a low monthly subscription that can be turned on and off as they see fit. Specific product offerings:

- Unlimited footage upload to individual account dashboard.



- Customizable individual dashboard.
- User communication within the platform.
- Highlight Creator.
- Playlist Creator.
- If an athlete: Athlete Specific Dashboard.
- If a coach: Coach Specific Dashboard.

Free Sign Ups: Overall our system is free to access and create an individual profile and account. This profile will allow users to access any footage that has been made publicly available by any user, team, school, or league. The user will also be able to upload footage to their individual dashboard in order to interact with the platform. All individuals associated with a paid team, league, or school subscription can sign up for the platform without an extra cost as long as the team, league or school subscriptions are active. Specific product offerings include:

- Limited footage upload to individual account dashboard.
- Customizable individual dashboard.
- User communication within the platform.
- Highlight Creator.
- Playlist Creator.
- If an athlete: Athlete Specific Dashboard.
- If a coach: Coach Specific Dashboard.

Advertising and Sponsorship Partners: Our team will also be able to monetize our platform by partnering with strategic companies that value the demographic that we provide our products and services to. We will have multiple ways in which these brands and companies can engage our audience and pay to be an advertiser or sponsor including a unique Varsity Hype specific tech interface. With our unique technology interface prospective advertisers and sponsors will be able to effectively launch an advertising campaign and pick the geo-target and demographic that they would like to market to without ever dealing with a Varsity Hype sales representative.

Target Market

Varsity Hype as a platform has the ability to reach multiple geographical markets across the world but we have strategically chosen to stay inside the US for our initial launch and focus on Texas. We are targeting:

- Youth Sports Organizations: Teams and Leagues
- Recreational youth leagues
- Competitive youth leagues
- Schools: Private and Public
- High Schools and their teams
- Middle School Teams and their teams
- Youth and High School Athletes
- Young aspiring athletes to 5 star talent
- Youth and High School Coaches



- Youth and High School Parents
- Youth and High School Fans

Marketing Plan

When it comes to our go to market strategy, we prioritize a focused approach versus a wide net in order to create a repeatable investment:

- Targeted, Strategic Email Marketing
- Grassroots Marketing
- Identify the businesses (Training facilities, Sports complexes) that fit the desired demographic and provide materials for distribution.
- Events Marketing Blitz: Area tournaments, Interactive Pop up presentations on the platform; Leagues, Schools, conferences and strategic youth sporting events. Youth and high school season kick off events
- Influencers on Social Media
- Identify culturally fit influencers to support and partner with the brand from a business and consumer standpoint to maximize exposure. For example: Mom and hyper local neighborhood blogs to identify parents.
- VYPE Media Partnership
- Market the platform through the VYPE Media properties (magazine, web, social)
- Attend strategic VYPE events across Texas (social and tournaments)
- Utilize their scholastic relationships to generate warm leads
- Coach partnerships: utilizing coaches to reach others in their network in order to help us penetrate markets with a wam approach.
- Sales partnerships
- VYPE Films partnership
- Houston Sports Videographers
- Paid social media campaigns: Facebook, Instagram, snapchat, tik tok, and Linkedin.

Key Persons – Officers and Directors

The following individuals are Officers of the Issuer. For the purposes of this section of the Disclosure, the term "Officer" includes the positions of president, vice president, secretary, treasurer, chief financial officer, comptroller, or chief accounting officer, as well as any person routinely performing similar functions.

Name: Jorge Ortiz

Position: Chief Executive Officer

Dates: Inception to Present

Responsibilities: Cash Flow, Product Vision, Team Building, Investor Management, Brand Management, Corporate Development



Experience & Bio: Founder of GameDay Films (2016) and The Front Row (2018). President of VYPE Media. BA in Economics from the University of Texas at Austin. https://www.linkedin.com/in/jorge-ortiz-b907579a/

Vype Media, LLC currently has Mark Toon, Jorge Ortiz and Shane Hildreth as a board member

Description of Current Capital Structure

Demand Derivatives is a Delaware C-Corp. Prior to the start of crowdfunding, share ownership broken down by category of shareholder is as follows:

- Officers own 1,141,345 shares or 52.6% of Outstanding Shares
- Directors own 162,162 shares or 7.5% of Outstanding Shares
- Investors and Others own 865,624 shares or 39.9% of Outstanding Shares

All investors own common shares. Through the LetsLaunch campaign, the issuer is seeking to raise USD$250,005.00-USD$1,069,995.00.

Existing Securities

The Issuer has the following existing Securities authorized and/or outstanding. Existing Securities may include preferred stock, common stock, debt securities, warrants, options or other types noted below:

Security Class	Securities Authorized	Securities Outstanding	Voting Rights
Membership Units	5,000,000	5,000,000	Yes

Exisiting securities do not materially limit, dilute or qualify the Securities issued in this Offering. Any securities reserved for issuance upon exercise or conversion (i.e. securities that have been authorized but are not outstanding), as well as convertible promissory notes, will dilute existing shareholders, including those that participate in this Offering, should they be exercised or converted.

Beneficial Owners

Below is the list of beneficial owners of 20% or more of the Issuer's outstanding equity securities, calculated on the basis of voting power, along with the percentage interest owned by each beneficial owner:

Name	Number and Class of Securities Held	Percentage Interest
Vype Media, LLC	5,000,000 Membership Units	100.00%



Voting power is calculated such that it includes all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within sixty (60) days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control – as, for example, a co-trustee) they are included as being "beneficially owned".

Other Exempt Offerings

None at the time of this Offering.

Material Terms of Indebtedness

None at the time of this Offering.

Certain Transactions

Unless otherwise noted in the table below, the Issuer or any entities controlled by or under common control with the Issuer have not been a party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five (5.0%) percent of the aggregate amount of capital raised by the Issuer in reliance on Regulation Crowdfunding during the preceding twelve (12) month period, including the amount the Issuer seeks to raise in the current Offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. Any director or officer of the Issuer;

2. Any person who is, as of the most recent practicable date, the beneficial owner of twenty (20.0%) percent of more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;

3. If the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or

4. Any immediate family member of any of the foregoing persons:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
N/A			

Use of Funds



	If Target Offering Amount Raised	If Maximum Offering Amount Raised
Gross Proceeds	$200,000	$1,000,000
Offering Expenses	$6,000	$30,000
Net Proceeds	$194,000	$970,000
Use of Net Proceeds	The funds raised will be used towards the continued development of our platform and core technology product as well as to invest in our local technology team. We will also be allocating capital to make sure the market and potential customers know about our product through data driven marketing and branding initiatives and investing in our local sales team. Finally, we will also be allocating a portion of the raise to working capital.	The funds raised will be used towards the continued development of our platform and core technology product as well as to invest in our local technology team. We will also be allocating capital to make sure the market and potential customers know about our product through data driven marketing and branding initiatives and investing in our local sales team. Finally, we will also be allocating a portion of the raise to working capital.

LetsLaunch charges a fee (the "Offering Expenses") that is equal to 3% of the total Offering Amount, provided that the Target Offering Amount is raised, as compensation for its services provided in connection with the Offering.

Risk Factors

Crowdfunding investments involve risk. Investors should not invest any funds in this Offering unless he or she are willing and can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of this Offering, including the merits and risks involved.

These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The SEC does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure.

The securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.



The list of material industry, company and investment risk factors contained herein is not intended to be exhaustive. These risk factors may make an investment in the Securities speculative and/or risky.

RISKS FOR VARSITY HYPE INCLUDE:

General Economic Conditions Risks

The success of a business depends in part on the economic conditions of the global economy, as well as of the country, state, city and area in which it operates. This poses a likely risk that can impact the business by placing additional strains on incoming revenue or other areas of operations. Additionally, our success depends to a significant degree on a combination of consumer spending, business spending, consumer confidence and business confidence. In particular, consumers must be willing to participate in and purchase services offered by our company in the sports industry. Any decline in general economic conditions could negatively impact financial performance.

Competition Risks

The sports, entertainment and information technology industries are competitive. Our Company will compete with other established competitors. We compete with other businesses on the basis of brand and quality and price of our technology and services, as well as a number of other factors. Some competitors have greater brand recognition, experience and/or resources. Any inability to compete successfully with established competitors could negatively impact financial performance. Our markets may be in an ever-constant state of change and development, requiring our business to keep up with changes in the market. Failure to do so can create risk for our Company because competing businesses may capitalize on the changing market and take customers. Additionally, the entrance of new competitors into the space could negatively impact financial performance.

COVID19 Related Risks

Varsity Hype's core business revolves around youth, high school, and amateur sports. Many activities for these sports have been delayed or canceled due to the global COVID-19 pandemic. Further shut downs, including the inability or reluctance of consumers to safely host and participate in sports events and activities, could negatively impact the company's financial performance.

Legal Risks

Our Company may face additional costs and challenges if presented with future legal complaints from customers, governmental authorities, regulatory bodies or agencies. Not only are there the direct costs of litigation resulting from any lawsuits or legal proceedings, but there are also risks of negative publicity and impacts to our business's image that may result in additional unanticipated costs and negative impacts to the operations and performance of the business.

Information Security Risks

Our Company relies on information securities systems for marketing, data storage and the ability to offer technology services to customers. . Our business depends on the ability to protect these systems and the information contained therein, including customer data, from theft, cyber-attacks, fire, power loss, catastrophic events and other failures. The failure of these systems or any breach in these systems could result in operational issues, negatively impact financial performance, reduce efficiency, halt



operations, or result in significant, unplanned expenditures required to restore, repair, replace or upgrade these systems.

Financing Risks

In order to not only begin and continue business operations, but also grow and develop the company, several expenses must be incurred, which may require additional capital or financing. If our Company is unable to obtain the additional financing it needs to fully develop and market its technologies and services, there is a risk that the Company could fail. Additionally, if the Company obtains such financing using debt instruments, there is a risk that the Company is unable to repay the loans under the terms of the agreements, resulting in further interest, fines, or costs that affect the Company's financial condition.

Management Risks

For effective and sustainable growth, our Company relies on proper management of finances, operations, development plans, and resources. There is a risk that failure to effectively manage key areas of the business can slow or prevent growth, or even ultimately lead to poor financial performance and business failure. Additionally, the success of the Company depends on our ability to adequately develop technologies for our customers. Some of this software development may be outsourced to third-party providers. The failure of our Company and such providers to successfully build our technology could negatively impact financial performance.

Accounting and Tax Risks

Our Company relies on current accounting rules and regulations to create financial statements that provide insight into our business' financial history. Accounting rules and regulations are also used in financial statements to develop financial projections into the future. Changes to these rules or regulations can result in the Company's financial health appearing differently, and negatively impacting the public perception of the Company. In addition, our Company is subject to various taxes, which can include local, state, or federal taxes. There is a risk that the Company could miscalculate or fail to pay the correct amounts as required by the appropriate governmental authority, or be subjected to an increased tax burden due to changes in laws or regulations. This could result in fines, interest, or additional unanticipated costs that could negatively impact the Company's financial health.

Risks from Work Stoppages, Terrorism or Natural Disasters

Due to a variety of factors, such as work stoppages, terrorism, or natural disasters (many of which are outside of the control of the Company), there are risks that sporting events may be disrupted. These risk factors can result in canceled sporting events or disruptions to our companies technologies and services. All of these disruptions to operations can become costly to our business and seriously impact operational and financial performance.

Legal Matters

Corporate Actions of the Issuer

The Issuer may take corporate actions that impact investors in this Offering. These corporate actions may include: (i) additional issuances of securities, (ii) Issuer repurchases of securities, (iii) a sale of the



Issuer or assets of the Issuer or (iv) transactions with related parties. These corporate actions may result in dilution or exit from the investment. In the case of Demand Derivatives, the corporate actions are expected: additional issuances of securities, a sale of issuer or assets of the issuer, and/ or transactions with related parties.

Crowdfunding Eligibility

The Issuer, as well as any predecessor of the Issuer, any affiliated Issuer, any director, officer, general partner or managing member of the Issuer, any beneficial owner of twenty (20.0%) percent or more of the Issuer's outstanding voting equity securities, any promoter connected with the Issuer in any capacity at the time of the Offering, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of investors in connection with such a sale of Securities, or any general partner, director, officer or managing member of any such solicitor represent the following statements as true and accurate:

1. No such person has been convicted, within ten (10) years (or five (5) years, in the case of Issuers, their predecessors and affiliated issuers) before the filing of this Disclosure, of any felony or misdemeanor: (i) in the connection with the purchase or sale of any security; (ii) involving the making of any false filing with the SEC; or, (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2. No such person is or has been subject to any order, judgement or decree of any court of competent jurisdiction, entered within five (5) years before the filing of the information required by Section 4A(b) of the Securities Act of 1933 that, at the time of filing of this Disclosure, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice: (i) in connection with the purchase or sale of any security; (ii) involving the making of any false filing with the SEC; or, (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3. No such person is or has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or offer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

   a. At the time of the filing of this Disclosure bars the person from: (i) association with an entity regulated by such commission, authority, agency or officer; (ii) engaging in the business of securities, insurance or banking; or, (iii) engaging in savings association or credit union activities.

   b. Constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the ten (10) year period ending on the date of the filing of this Disclosure.



4. No such person is or has been subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this Disclosure: (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal; (ii) places limitations on the activities, functions or operations of such person; or, (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

5. No such person is or has been subject to any order of the SEC entered within five (5) years before the filing of this Disclosure that, at the time of the filing of this Disclosure, orders the person to cease and desist from committing or causing a violation or future violation of: (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act of 1933, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any rule of regulation thereunder; or, (ii) Section 5 of the Securities Act of 1933.

6. No such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7. No such person filed (as a registrant of Issuer) or was named as an underwriter in any registration statement or Regulation A offering statement filed with the SEC that, within five (5) years before the filing of this Disclosure, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, and no such person, at the time of such filing, has been the subject of an investigation or proceeding to determine whether a stop order or suspension should be issued.

8. No such person is or has been subject to a United States Postal Service false representation order entered within five (5) years before the filing of the information required by Section 4A(b) of the Securities Act, and no such person at the time of filing this offering statement, has been subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representation.

These statements must be true and accurate to be eligible to raise funds under Rule 503 of Regulation Crowdfunding or to rely on the exemption under Regulation Crowdfunding.

Dilution

An investor's ownership resulting from the purchase of the Securities described in this Disclosure could be diluted should the Issuer issue additional shares. In other words, when the Issuer issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. In this scenario, you will own a smaller piece of a larger Company. This increase in the number of shares outstanding could result from a stock offering, employees exercising stock options or by the conversion of certain securities, including convertible promissory notes, convertible bonds, preferred shares or warrants, into common stock. If the Issuer decides to issue



more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before.

Governing Law
Each SA and the Securities will be governed by the laws of the State of Texas.

LetsLaunch Assessment
LetsLaunch conducts a "bad actor check" on officers, directors and beneficial owners of twenty (20.0%) percent or more of the voting securities in the Issuer. LetsLaunch does not otherwise pass upon the terms, including the merits and risks, of any Offering or Issuer of Securities on the Portal. In making an investment decision, prospective investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks. An investor should not invest any funds in this Offering unless he or she is willing and can afford to lose his or her entire investment.

Minority Ownership Rights
By purchasing the Securities, investors will become holders of minority ownership in the Issuer. Rights of minority holders will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Issuer, including additional issuance of securities, Issuer repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Minority holders will have no influence on the corporate actions or operations of the Issuer. With any minority investment in a private company, an investor should be able to bear a complete loss of their investment.

Modification of Terms
Investors may not modify the terms of the investment set forth in the SA. The SA may only be modified with the consent of all investors and the Issuer.

Tax Considerations
The Issuer intends to treat the Securities as equity instruments for U.S. Federal income tax purposes. The Issuer is responsible for timely preparation and distribution of required tax documents to investors (e.g. Schedule K-1). Investors should seek advice from a tax professional to understand the tax implications of an investment in the Securities offered and sold in this Offering.

Valuation
Before making an investment decision, an investor should carefully consider the valuation contained in the terms of this Offering. Such valuation may not be accurate and investors should determine their own independent value of the Issuer prior to investing. There are several ways to value a company. None of them are perfect and all involve certain assumptions, especially for early-stage companies with little operational or financial history. While not an exhaustive list, valuation methodologies include:

1. Book Value – investors can determine a book value of the Issuer using the company's financial statements, usually by looking at the company's balance sheet. However, the balance sheet generally records assets at cost (the price paid for the asset) and may not take into account whether the assets have increased or decreased in value over time. Some intangible assets such as intellectual property or patents may not appear on the balance sheet, despite their value.



2. Discounted Cash Flows – the Issuer expects to generate positive cash flows (earnings) at some point in the future. This earnings stream can be valued, in present value terms (i.e. the value of those cash flows in today's dollars), by discounting the cash flows by an assumed rate of return.

3. Liquidation Value – this is the amount for which the company or the assets of the company can be sold, minus any debts and liabilities owed.

Different valuation methods will produce a different answer as to what a given investment is worth. Investors may also utilize different assumptions about the company's business and its market. Future investors (including people seeking to acquire the Company) may also value the company or its assets differently than a current or prospective investor. These and other valuation methods may be used to value the Issuer should the Issuer decide to issue additional Securities in another Offering in the future.

Ongoing Reporting

Companies that have raised money via Regulation Crowdfunding must provide certain information to both the SEC and its investors. Receiving regular company updates is an important part of being an investor and monitoring the progress of the company and your investment. The Issuer will file a report electronically with the SEC annually, as well as distribute the report to its investors, no later than one hundred twenty (120) days after the end of each fiscal year covered by the report.

Once posted, the annual report is available by email or on the LetsLaunch platform.

The Issuer will continue to comply with the ongoing reporting requirements until:

1. The Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

2. The Company has filed at least three (3) annual reports pursuant to Regulation Crowdfunding and has total assets that do not exceed ten million dollars ($10,000,000.00);

3. The Company has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record;

4. The Company or another party repurchases all of the Securities issued in reliance on Regulation Crowdfunding, including any payment in full of debt securities or any complete redemption of redeemable securities; or

5. The Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding. Regardless of ongoing reporting requirements per SEC rules, LetsLaunch encourages Issuers on the Portal to provide quarterly updates to investors.

Financial Statements



July 1, 2020

To whom it may concern,

I, Jorge I. Ortiz, CEO of Varsity Hype, a sports software as a service company certify that:

1. The financial statements of Varsity Hype, a sports software as a service company, included in this form are true and complete in all material aspects; and
2. The company has not had any tax filings.

Sincerely,



Jorge I. Ortiz
CEO, Varsity Hype
Jorge.ortiz@varsityhype.com



PROFIT AND LOSS (INCOME STATEMENT):

	PRIOR FISCAL YEAR-END	MOST RECENT FISCAL YEAR-END
TOTAL REVENUE / GROSS SALES	$ 0.00	$ 0.00
	$ 0.00	$ 0.00
COST OF GOODS SOLD	$ 0.00	$ 0.00
EBITDA	$ 0.00	$ 0.00
TAXES PAID	$ 0.00	$ 0.00
NET INCOME		

BALANCE SHEET INFORMATION:

	PRIOR FISCAL YEAR-END	MOST RECENT FISCAL YEAR-END
CASH & CASH EQUIVALENTS	$ 0.00	$ 0.00
	$ 0.00	$ 0.00
ACCOUNTS RECEIVABLE	$ 0.00	$ 0.00
TOTALS ASSETS	$ 0.00	$ 0.00
SHORT-TERM DEBT	$ 0.00	$ 0.00
LONG TERM DEBT		